SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adept Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

006854202
(CUSIP Number)

Martin M. Hale, Jr. 17 State Street, Suite 3230 New York, New York 10004 (212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006854202	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,000 shares of Common Stock issuable upon exercise of options[1]
	8	SHARED VOTING POWER 1,674,015 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 16,000 shares of Common Stock issuable upon exercise of options[2]
	10	SHARED DISPOSITIVE POWER 1,674,015 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,674,015 shares of Common Stock 16,000 shares of Common Stock issuable upon exercise of options[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

1 Director stock options held by the Reporting Person for the benefit of HCP-ROBO, LLC.

2 Director stock options held by the Reporting Person for the benefit of HCP-ROBO, LLC.

3 Director stock options held by the Reporting Person for the benefit of HCP-ROBO, LLC.

CUSIP No. 006854202	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,674,015 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,674,015 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,674,015 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 006854202	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,674,015 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,674,015 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,674,015 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 006854202	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON HCP-ROBO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,674,015 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,674,015 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,674,015 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 006854202	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed by the Reporting Persons on September 26, 2012 (the "Original Schedule 13D", as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Adept Technology, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends Items 4 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

As disclosed in the Current Report on Form 8-K filed by the Issuer on February 18, 2014 (the "Issuer 8-K"), the Issuer delivered notice of the exercise of its right to convert certain the Preferred Shares and reached agreement with HCM for a waiver of certain conditions to the Issuer's conversion right, so that all of the 8,000 outstanding Preferred Shares held by the Reporting Persons were converted into 1,739,130 shares of Common Stock effective February 18, 2014.

The Reporting Persons remain highly supportive of the Issuer, its board and management notwithstanding that the Reporting Persons have reduced the size of their investment in the Common Stock through regular portfolio management activities, and that the Reporting Persons may continue to reduce their position in the Common Stock depending on various factors including, without limitation, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions, the Issuer’s financial position and strategic direction, and actions taken by the Board.

On February 19, 2014, the Reporting Persons received the final dividend payment on the Preferred Shares in shares of Common Stock in the amount of 2,473 shares. On January 2, 2014 and October 7, 2013 the Reporting Persons received dividend payments on the Preferred Shares in the amounts of 6,142 shares and 34,270 shares , respectively.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and, alone or with others, pursuing discussions with the management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

CUSIP No. 006854202	SCHEDULE 13D/A	Page 7 of 8 Pages

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the shares of Common Stock outstanding reported in this Statement are calculated based upon 12,842,095 shares of Common Stock which is the sum of (i) the 11,102,965 shares of Common Stock outstanding as of January 31, 2014, as disclosed in the Issuer's Form 10-Q for the quarterly period ended December 28, 2013, filed on February 6, 2014 and (ii) the 1,739,130 shares of Common Stock issued to the Reporting Persons on February 18, 2014 as disclosed in Item 4 above.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and Item 4 and is incorporated herein by reference. All of the transactions listed in Exhibit A were effected in the open market through various brokerage entities.

(d)	No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. 006854202	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 19, 2014

HALE CAPITAL MANAGEMENT, LP
By: Hale Fund Management, LLC, its General Partner

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as sole member of HCP-ROBO, LLC
By: Hale Fund Partners, LLC,
its General Partner

/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

/s/ Martin M. Hale
MARTIN M. HALE, JR.